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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46981

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Healthcare Community Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Empire Drive
(No. and Street)

Rensselaer (City) New York (State) 12144 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel J. Del Pozzo (518) 431-7787
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name – *if individual, state last, first, middle name*)

66 South Pearl St., Suite 400 (Address) Albany (City) New York (State) 12107 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
04 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/30

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel J. Del Pozzo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Healthcare Community Securities Corp., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

VP, Chief Financial Officer
Title

[signature]
Notary Public

KAREN A. BONILLA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BO6077404
Qualified in Rensselaer County
My Commission Expires July 08, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report ~~describing any material inadequacies found to exist or found to have existed since the date of the previous audit.~~ on internal control as required by Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UHY LLP
Certified Public Accountants

HEALTHCARE COMMUNITY SECURITIES CORPORATION

AUDITED FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

Years ended December 31, 2011 and 2010

HEALTHCARE COMMUNITY SECURITIES CORPORATION

AUDITED FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

Years ended December 31, 2011 and 2010

HEALTHCARE COMMUNITY SECURITIES CORPORATION

TABLE OF CONTENTS

UHY LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Healthcare Community Securities Corporation

We have audited the accompanying statements of financial condition of Healthcare Community Securities Corporation (a wholly-owned subsidiary of Group Insurance Agency, Inc.) as of December 31, 2011 and 2010, and the related statements of income, changes in stockholder's equity and comprehensive income, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Healthcare Community Securities Corporation as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

UHY LLP

Albany, New York
February 24, 2012

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
STATEMENTS OF FINANCIAL CONDITION

	December 31, 2011	December 31, 2010
ASSETS		
CURRENT ASSETS		
Cash	**$ 1,636,034**	$ 1,537,686
Commissions receivable	**801,747**	824,300
Prepaid expenses and other assets	**57,838**	60,326
Total current assets	**2,495,619**	2,422,312
PROPERTY AND EQUIPMENT, net	**45**	587
DEFERRED TAX ASSET	**115,627**	113,578
Total assets	**$ 2,611,291**	$ 2,536,477
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accrued expenses	**$ 647,683**	$ 674,843
Accrued income tax	**-**	373
Due to affiliate	**653,404**	554,581
Total current liabilities	**1,301,087**	1,229,797
OTHER LIABILITIES	**84,800**	80,943
Total liabilities	**1,385,887**	1,310,740
STOCKHOLDER'S EQUITY		
Common stock, no par value; 100 shares authorized, issued and outstanding	**100**	100
Additional paid-in capital	**99,900**	99,900
Retained earnings	**1,130,191**	1,130,191
Accumulated other comprehensive loss, net of deferred tax benefit	**(4,787)**	(4,454)
Total stockholder's equity	**1,225,404**	1,225,737
Total liabilities and stockholder's equity	**$ 2,611,291**	$ 2,536,477

See notes to financial statements.

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
STATEMENTS OF INCOME

	Years Ended December 31,	
	2011	**2010**
Revenues:		
Gross commissions	**$ 8,209,812**	$ 8,027,706
Less commissions paid to other broker/dealers	**4,071,539**	4,003,573
Net commissions	**4,138,273**	4,024,133
Consulting fees and other income	**136,138**	118,562
	4,274,411	4,142,695
Expenses:		
Corporate expenses	**1,490,091**	1,537,880
Employee compensation and benefits	**1,269,977**	1,294,574
Other operating expenses	**273,642**	276,563
Professional	**252,914**	212,441
Occupancy	**114,609**	115,030
Insurance	**76,144**	71,590
Consulting expense	**30,000**	30,000
	3,507,377	3,538,078
Income before income taxes	**767,034**	604,617
Income tax expense	**282,797**	229,247
Net income	**$ 484,237**	$ 375,370

See notes to financial statements.

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY AND COMPREHENSIVE INCOME
Years Ended December 31, 2011 and 2010

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total	Comprehensive Income
Balance, January 1, 2010	$ 100	$ 99,900	$ 1,130,191	$ 3,402	**$ 1,233,593**	
Net income	-	-	375,370	-	**375,370**	$ 375,370
Dividends paid	-	-	(375,370)	-	**(375,370)**	-
Post employment benefits, net of deferred tax benefit	-	-	-	(7,856)	**(7,856)**	(7,856)
Comprehensive income	-	-	-	-	**-**	$ 367,514
Balance, December 31, 2010	100	99,900	1,130,191	(4,454)	**1,225,737**	
Net income	-	-	484,237	-	**484,237**	$ 484,237
Dividends paid	-	-	(484,237)	-	**(484,237)**	-
Post employment benefits, net of deferred tax benefit	-	-	-	(333)	**(333)**	(333)
Comprehensive income	-	-	-	-	**-**	$ 483,904
Balance, December 31, 2011	$ 100	$ 99,900	$ 1,130,191	$ (4,787)	**$ 1,225,404**	

See notes to financial statements.

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
	2011	**2010**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	**$ 484,237**	$ 375,370
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	**542**	543
Deferred taxes	**(2,049)**	(38,861)
Changes in:		
Accounts receivable	**22,553**	(66,239)
Prepaid income taxes	**-**	1,890
Prepaid expenses	**2,488**	(42,815)
Other liabilities	**3,524**	3,206
Accrued expenses	**(27,533)**	91,723
Cash provided by operating activities	**483,762**	324,817
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase in due to affiliates	**98,823**	234,111
Dividends paid	**(484,237)**	(375,370)
Cash used in financing activities	**(385,414)**	(141,259)
NET INCREASE IN CASH AND CASH EQUIVALENTS	**98,348**	183,558
CASH, Beginning of year	**1,537,686**	1,354,128
CASH, End of year	**$ 1,636,034**	$ 1,537,686
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash payments, net for income taxes	**$ 294,087**	$ 264,170

See notes to financial statements.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Organization

Healthcare Community Securities Corporation (the Corporation) is a wholly-owned subsidiary of Group Insurance Agency, Inc. (GIA). GIA is a wholly-owned subsidiary of HANYS Services, Inc. (Parent). Parent is a wholly-owned subsidiary of Healthcare Association of New York State, Inc. (HANYS). The Corporation was formed for the purpose of providing investment products and services to HANYS' members and their employees. The Corporation is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

Group Insurance Agency, Inc. (d/b/a HANYS Benefit Services) provides employee benefit programs and group and individual insurance products principally to HANYS' members and their employees.

HANYS Services, Inc. (d/b/a HANYS Solutions (HSI)) is the parent of GIA and other for-profit subsidiaries which provide software products, data analytics, background screening, and consulting services primarily to HANYS' members and the national hospital and healthcare market.

HANYS is a membership organization which provides various dues-supported services and programs to non-profit healthcare providers within New York State.

(b) Revenue Recognition/Commission Receivable

Commission revenue on mutual fund and variable annuity transactions is recorded based on the settlement date which does not differ materially from trade date accounting for such transactions. Commissions receivable represent commissions earned on these transactions, but not collected by the Corporation. An allowance for doubtful accounts, if any, is based on a review of outstanding receivables, historical collection information, and existing economic conditions. Delinquent receivables are written off based on individual credit evaluations and specific circumstances of customers. At December 31, 2011 and 2010, an allowance for doubtful accounts was not considered necessary.

(c) Income Taxes

The Corporation is a for-profit corporation under the provisions of the Internal Revenue Code and is included in a consolidated federal income tax return and a combined state return with its Parent. The Parent charges each related entity, including the Corporation, for its share of federal and state income tax expense, as if it filed a separate return. Income tax expense has been provided on income as reported in the statement of income.

The Parent and subsidiaries account for income taxes under the asset and liability method of accounting for income taxes. Under this method, a deferred tax liability is recognized for taxable temporary differences and a deferred tax asset is recognized for deductible temporary differences, tax credit carryforwards and operating loss carryforwards. A valuation allowance is established to reduce deferred tax assets if it is more than likely that all, or some portion, of such deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the period that includes the enactment date.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c) Income Taxes, continued

The Corporation follows the guidance issued by the Financial Accounting Standards Board ("FASB") regarding accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement. The adoption of this guidance did not impact the Corporation's financial position or results of operations.

The Corporation believes that there are no tax positions taken or expected to be taken that would significantly increase or decrease unrecognized tax benefits within 12 months of the reporting date.

The Corporation records income tax related interest and penalties as component of the provision for income tax expense. There were no amounts of interest and penalties recognized in the statement of operations for the year ended December 31, 2011 and 2010.

None of the Corporation's income tax returns are currently under examination. However, fiscal years 2008 and later remain subject to examination by the IRS and various state authorities.

(d) Property and Equipment

Property and equipment is recorded at cost. Depreciation is recorded using the straight-line method over the estimated useful lives of the respective assets, which range from three to ten years.

(e) Securities and Exchange Commission Rule 15c3-3 Exemption

The Corporation was not required to maintain a reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission at either December 31, 2011 or 2010. All customer transactions are cleared through another broker-dealer on a fully disclosed basis and the Corporation promptly forwards all funds and securities of its customers received in connection with its activities to this broker-dealer. The Corporation does not maintain margin accounts.

(f) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g) Cash

For purposes of the statement of cash flows, the Corporation considers cash to be cash on hand and cash in banks. Changes in money market funds, which are typically considered cash equivalents, are reflected as investing activities in the statements of cash flows.

The Corporation's cash is deposited with institutions of high credit quality. At times, these amounts may exceed Federal Deposit Insurance Corporation insurance limits.

(h) Other Post-Retirement Costs

Employers' accounting for defined benefit pension and other postretirement plans requires the recognition of a defined benefit pension or postretirement benefit plan's funded status as either an asset or liability on the balance sheet. The gain or loss and prior service cost or credits that arise during the period, but are not recognized as components of net periodic benefit costs, are recognized as a component of other comprehensive income. Amounts recognized in accumulated other comprehensive income are adjusted as they are subsequently recognized as components of net periodic benefit cost.

(i) Advertising Costs

The Corporation expenses all advertising costs as incurred. Advertising costs amounted to $15,219 and $18,892 for the years ended December 31, 2011 and 2010, respectively.

(j) Subsequent Events

For purposes of preparing the financial statements, the Corporation considered events through February 24, 2012.

NOTE 2 — RELATED PARTY TRANSACTIONS

Pursuant to an expense sharing agreement, HANYS, HSI, and GIA allocate certain administrative and operating expenses ("corporate expenses") and occupancy expenses to the Corporation and are reimbursed by the Corporation on a monthly basis. Corporate expenses allocated from HANYS, HSI, and GIA to the Corporation approximated $1,490,100 and $1,537,900 in 2011 and 2010, respectively. Amounts due to affiliate at December 31, 2011 and 2010 represent the net liability due to HANYS, HSI and GIA for allocated expenses and the Corporation's share of federal and state income tax expense and is payable in the normal course of business without interest.

NOTE 3 — OTHER OPERATING EXPENSES

Other operating expenses for the years ended December 31, 2011 and 2010 consisted of the following:

	2011	2010
Travel	$ 97,151	$ 99,443
Maintenance and repairs	41,270	39,083
Office supplies and other	40,895	33,950
Telephone	33,188	32,010
Licensing fees	30,064	24,336
Advertising and promotion	15,219	18,892
Seminar and conference space	7,826	22,923
Direct administrative fees	7,487	5,383
Depreciation expense	542	543
	$273,642	$276,563

NOTE 4 — EMPLOYEE BENEFIT PLANS

DEFINED CONTRIBUTION RETIREMENT PLAN

The Corporation participates in HANYS's defined contribution plan. The Corporation's contributions to the plan are discretionary but may not exceed 10% of participants' compensation. Participants may make voluntary contributions to the plan based upon limitations as established by the Internal Revenue Code. Retirement plan costs charged to operations for the years ended December 31, 2011 and 2010 were approximately $83,100 and $87,700, respectively.

OTHER POST RETIREMENT BENEFITS

HANYS provides postretirement health and life insurance benefits to all of its subsidiary and related corporations through the Healthcare Association of New York State, Inc.'s Postretirement Welfare Plan (the "postretirement plan") for certain full-time employees with over five years of service who meet minimum age and service requirements at the time of termination and elect to receive benefits upon retirement. The maximum amount of benefits available to retirees is limited by HANYS' policy.

NOTE 4 — EMPLOYEE BENEFIT PLANS (Continued)

OTHER POST RETIREMENT BENEFITS (Continued)

A summary of the Corporation's share of the funded status of the postretirement plan and other plan information is as follows:

	2011	2010
Benefit obligation	$ (84,800)	$ (80,943)
Fair value of plan assets	-	-
Funded status - (unfunded)	$ (84,800)	$ (80,943)
Accrued other postretirement benefit obligation recorded in the statements of financial position - other liabilities	$ (84,800)	$ (80,943)
Items not yet recognized as a component of net periodic pension cost:		
Net loss (gain)	$ 11,712	$ 13,688
Prior service cost	(6,925)	(9,234)
Tax benefit	-	-
Accumulated other comprehensive loss (income) net of deferred tax benefit/expense	$ 4,787	$ 4,454
Weighted-average assumptions for net benefit obligation and net benefit cost		
Discount rate	4.40%	5.25%
Expected return on plan assets	-	-
Rate of compensation increase	0.00%	3.00%

The discount rate used in determining the accumulated postretirement benefit obligation (APBO) was 4.4% and 5.25% as of December 31, 2011 and 2010, respectively. For measurement purposes, an annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed to be 9.0% for 2011 grading to 4% by 2017 (9.0% for 2010) and remaining at that level thereafter.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") introduced a new prescription drug benefit under Medicare that went into effect in 2006. The Act also included a federal subsidy payable to plan sponsors equal to 28% of certain prescription drug benefits payable to Medicare-eligible retirees in 2006. The subsidy is available to an employer that sponsors a retiree medical plan that includes a prescription drug benefit that is at least as valuable as the new Medicare coverage. The subsidy is not subject to federal income tax. The APBO valuation does not reflect the effect of the Act as HANYS has determined the effect to be immaterial to the postretirement plan. Accordingly, HANYS elected not to file for the 2006 subsidy.

Healthcare cost trend rates have a significant effect on the future costs and related amounts reported for health care plans. An additional one-percentage-point change in the assumed health care cost trend rate for each year would significantly change the postretirement benefit obligation.

NOTE 4 — EMPLOYEE BENEFIT PLANS (Continued)

OTHER POST RETIREMENT BENEFITS *(Continued)*

In January 2005, HANYS' Board of Directors approved an amendment to its postretirement health and life insurance benefit plan. These amendments effectively changed certain eligibility criteria for certain employees participating in the plan, as well as capping certain costs and eliminating certain benefits offered under the plan.

Components of projected net periodic pension cost for the years ended December 31 are:

	2011	2010
Service cost for benefits earned	$ 987	$ 1,284
Interest cost on benefit obligation	4,250	4,053
Amortization of prior year cost and actuarial gain/loss	(1,712)	(2,131)
Periodic benefit cost	$ 3,525	$ 3,206
Employer contribution made	$ -	$ -
Benefits paid	$ -	$ -

Other changes in plan benefit obligations, which is the only item recognized in other comprehensive income, were as follows:

	2011	2010
Current year actuarial loss/(gain)	$ (265)	$ 5,725
Amortization of actuarial (loss)	(1,712)	(177)
Amortization of prior service (cost)	2,310	2,308
Total recognized in other comprehensive loss/(income)	$ 333	$ 7,856

The estimated amounts that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2012 are as follows:

Actuarial gain/loss	$ 607
Prior service cost	2,308
Total	$ 2,915

Expected benefit payments for the next five years and the five years thereafter, using a December 31 measurement date, are as follows:

2012	$ -
2013	$ 1,000
2014	$ 4,000
2015	$ 4,000
2016	$ 4,000
2017-2021	$ 21,000

NOTE 5 — PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2011 and 2010 consisted of the following:

	2011	2010
Furniture	$ 30,960	$ 30,960
Software	30,000	30,000
Office equipment	18,645	18,645
Computer equipment	956	956
	80,561	80,561
Less accumulated depreciation	80,516	79,974
Property and equipment, net	$ 45	$ 587

Depreciation expense was $543 and $542 for 2011 and 2010, respectively.

NOTE 6 — NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of 6 2/3% of aggregate indebtedness, but not less than $25,000, and that the ratio of aggregate indebtedness to net capital as defined, shall not exceed 15 to 1. The Rule also restricts the payment of dividends in certain cases. At December 31, 2011 and 2010, the Corporation had net capital of approximately $1,029,200 and $1,038,700, respectively, which was approximately $936,800 and $951,300 in excess of its minimum required net capital of approximately $92,400 and $87,400 at December 31, 2011 and 2010, respectively. The Corporation's ratio of aggregate indebtedness to net capital was approximately 1.3 to 1 at both December 31, 2011 and 2010.

NOTE 7 — PROVISION FOR INCOME TAXES

Federal and state income tax expense attributable to the Corporation for the years ended December 31, 2011 and 2010 were as follows:

	2011	2010
Federal tax expense	$242,264	$220,894
State tax expense	42,582	47,214
Deferred tax benefit	(2,049)	(38,861)
Total income taxes	$282,797	$229,247

The tax effects of temporary differences that give rise to significant portions of deferred tax assets at December 31, 2011 and 2010 are presented below:

	2011	2010
Deferred tax assets		
Accrued post retirement liability	$ 33,206	$ 31,743
Accrued compensated absences	28,811	27,109
Accrued incentive compensation	53,610	54,726
Net deferred tax assets	$115,627	$113,578

NOTE 7 — PROVISION FOR INCOME TAXES (Continued)

There was no valuation allowance at both December 31, 2011 and 2010. There was no change in the valuation allowance in 2011 ($28,891 in 2010). In 2011 and 2010 there is no valuation allowance based on an assessment that the deferred tax asset is realizable.

NOTE 8 — CONCENTRATIONS OF CREDIT RISK

The Corporation's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Corporation places cash and temporary cash investments with high quality credit institutions. At times such investments may be in excess of the FDIC insurance limit.

SUPPLEMENTAL INFORMATION

SCHEDULE I

HEALTHCARE COMMUNITY SECURITIES CORPORATION

(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
As of December 31, 2011

Net Capital	
Total stockholder's equity qualified for net capital	$ 1,225,404
Deductions and/or charges:	
Non-allowable assets:	
Deferred tax asset	(115,627)
Commissions receivable over 30 days	(22,724)
Prepaid expenses and other assets	(57,838)
Property and equipment, net	(45)
Net capital	$ 1,029,170
Aggregate Indebtedness	
Items included in the statement of financial condition:	
Accrued expenses	$ 647,683
Due to affiliates	653,404
Other liabilities	84,800
Total aggregate indebtedness	$ 1,385,887
Computation of Basic Net Capital Requirement	
Aggregate Indebtedness divided by 15	$ 92,392
Minimum net capital requirement	25,000
Excess net capital over minimum net capital requirement	$ 936,778
Excess net capital at 1000%*	$ 890,581

*Calculated as net capital - (total aggregate indebtedness x 10%)

Note: There were no material differences between the Corporation's computation of net capital as filed in Part II A, Quarterly 17a-5(a) revised FOCUS report, and the above schedule as of December 31, 2011.

OTHER REPORT

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Healthcare Community Securities Corporation

In planning and performing our audit of the financial statements of Healthcare Community Services Corporation (the Corporation) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Corporation's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control. Accordingly, we do not express an opinion on the effectiveness of the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Corporation's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the board, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Albany, New York
February 24, 2012

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Healthcare Community Securities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Healthcare Community Services Corporation (the Corporation) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Corporation's management is responsible for the Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries showing the payment of $152 to SIPC on July 28, 2011 with check number 60422 and $153 on February 16, 2012 with check number 61862, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers which were traced to the general ledger, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers which were traced to the general ledger noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no overpayments.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Albany, New York
February 24, 2012